# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: The E.W. Scripps Company, CIK 0000832428
CUSIP: 811054402
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 312 WALNUT STREET, CINCINNATI, Ohio (OH), 45202
Date of event which requires filing of this statement: 11/24/2025
Amends the filing with accession number 0001971213-25-000079
Filed by CIK 0001971213
Persons authorized to receive notices and communications: Narinder K. Sahai, c/o Sinclair, Inc., 10706 Beaver Dam Road, Hunt Valley, Maryland (MD), 21030, 410-568-1500

## Reporting persons
- Sinclair, Inc. (CIK 0001971213): type of reporting person: corporation (CO); citizenship or place of organization: Maryland (MD); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 7,625,401; shared voting power 0; sole dispositive power 7,625,401; shared dispositive power 0; aggregate amount beneficially owned 7,625,401 (9.9% of the class)
  Comment: The percent of class beneficially owned by the Reporting Person was calculated based on 76,869,408 shares of Class A Common Stock, par value $0.01 per share, outstanding as of September 30, 2025, as disclosed in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 7, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.01 per share
Name of issuer: The E.W. Scripps Company
Address of issuer's principal executive offices: 312 WALNUT STREET, CINCINNATI, Ohio (OH), 45202
Comment: This Amendment No. 2 ("Amendment No. 2") further amends and supplements the Schedule 13D initially filed on November 17, 2025 and amended by Amendment No. 1 filed on November 19, 2025, and is being filed to disclose the delivery by Sinclair, Inc. (the "Reporting Person") to The E.W. Scripps Company (the "Issuer") of a proposal for a potential combination with the Issuer (the "Proposal").

## Item 4. Purpose of Transaction
Purpose of transaction:
On November 24, 2025, the Reporting Person submitted to the Issuer a Proposal to acquire all of the outstanding shares of capital stock of the Issuer that the Reporting Person does not already own. A copy of the Proposal is attached as Exhibit A to this Amendment No. 2.

Economic Terms. Under the Proposal, the Issuer's shareholders will receive $7.00 per share, consisting of $2.72 in cash and $4.28 in combined company common stock based on approximately $325 million in estimated synergies and on a 7.0x EV/ EBITDA multiple, in line with current trading levels for leading broadcast groups.

The $7.00 per share price represents a 200% premium to the Issuer's 30-day volume-weighted average price ("VWAP") as of November 6, 2025, the last trading day prior to significant buying activity from the Reporting Person. The $2.72 cash component alone represents a 16% premium of the Issuer's 30-day VWAP, providing immediate and tangible value creation.

Under the terms of the Proposal, the Issuer's shareholders may elect to receive all-cash or all-stock consideration for each of the shares of the Issuer, subject to proration to the maximum cash and equity amounts detailed in the Proposal. Upon closing, shareholders of the Issuer would own approximately 12.7% of the combined entity.

Transaction Structure. The transaction would be executed through a separation of the Reporting Person's ventures business and certain corporate infrastructure from the Reporting Person's broadcast business, followed by a merger of the Reporting Person's broadcast business with the Issuer. The new publicly traded parent company would retain the Reporting Person's dual-class structure. The Scripps family would retain voting control of the Issuer's existing debt and preferred stock during an integration period to avoid unnecessary refinancing expenses or covenant disruption.

We are confident that under existing rules, including the national cap, the transaction can be completed in a timely manner with limited select divestitures.

Governance Matters. The combined company would maintain an independent majority on its Board of Directors. Board representation would be proportional to each company's shareholders' ownership in the combined company, ensuring fair and balanced governance, and will include representation from both the Smith and Scripps families. The Scripps family would control the Board of Directors of the issuer of existing Issuer's debt and preferred stock.

The management team would be selected by the combined company's Board of Directors and would be built around the best talent, drawing leaders from both organizations.

To reinforce the combined company's commitment to journalistic independence, the combined company would propose adopting jointly developed editorial standards and appointing an independent ombudsman selected by the representatives of both families and the independent directors of the Board of Directors to oversee adherence to those standards.

Commitment to Communities. The combined company would maintain meaningful operations in both Cincinnati, Ohio and Hunt Valley, Maryland. The Reporting Person is supportive of retaining the Issuer's corporate name or selecting a new corporate name.

Financing. The cash portion of the consideration will be funded entirely from the Reporting Person's existing balance sheet and available liquidity, which was recently enhanced by a new $375 million accounts receivable securitization facility. The combined company would maintain each company's respective outstanding debt and preferred stock.

The Proposal does not constitute a binding agreement and any potential transaction would be subject to definitive documentation and conditions.

The Reporting Person has requested Issuer's response to the Proposal by December 5, 2025.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: (1) Exhibit A

## Signatures
- Sinclair, Inc.: Narinder K. Sahai, Narinder K. Sahai/Chief Financial Officer (11/24/2025)